Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Compton files 2009 year end disclosure documents

            CALGARY, March 31 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) filed with the U.S. Securities and Exchange Commission its Annual
Report on Form 40-F for the year ended December 31, 2009, which includes audited annual financial statements and management's discussion and analysis as well as its Annual Information Form, which includes information related to
Compton's reserve data and other oil and gas information. These documents have also been filed with Canadian securities regulators.
            Copies of these documents are available free of charge on the Canadian
Securities Administrators' SEDAR website at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov (for the Form 40-F), and on the Company's website www.comptonpetroleum.com or on request by sending an email to investorinfo(at)comptonpetroleum.com.

            About Compton Petroleum Corporation

            Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal
Quartz sands at High River in southern Alberta, and the shallower Plains Belly
River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York
Stock Exchange under the symbol CMZ.

            %CIK: 0001043572

            /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
            (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:59e 31-MAR-10